EXHIBIT 12.5


                                                               December 18, 2003

Mr. Todd Bruce
25 Wentworth Court
Unionville, Ontario
L3R7N8

Dear Todd:

On behalf of the Board of Crystallex International Corporation, I am pleased to confirm the terms of employment, offered by the Company and accepted by you, whereby you have become the President and Chief Executive Officer of the Company effective September 22, 2003.

This employment letter summarizes the scope and accountability of the position and related terms and conditions. As discussed, it is our joint expectation that this employment letter will become the basis of a more formal employment agreement to be drafted and signed as soon as practicable.

I          SCOPE AND ACCOUNTABILITY
           ------------------------

It is our intention that, as President and CEO, you will be responsible for the direction, development and achievement of short and long-term objectives, policies, budgets and execution of approved strategic/operating plans for the Company.

As we have discussed, however, until the Las Cristinas mine has been fully permitted and is well into construction, the Company is, and will be, confronted with a number of particularly critical strategic issues which will require not only a significant amount of my personal time, but also substantial on-going involvement of a very active Board. During this crucial development phase for Crystallex, your responsibilities will center around being a full participant in the resolution of the central issues facing the Company, as well as driving timely execution of those activities that must take place to optimize performance. In addition, a vital near term priority will be that you play an active and central role as key spokesperson for the Company, enhancing its reputation with both existing shareholders and the investment community at large.

During the period of your employment, you will be expected to serve as a Director of the Corporation without additional compensation.


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II           COMPENSATION
             ------------

Your annual salary will be Cdn $500,000 payable monthly in arrears. The annual review date for executive salaries is November 30 with adjustments effective on January 1 of the following year.

You will be eligible for an annual bonus based upon performance at the discretion of the Board of Directors. You will receive a pro-rated bonus for the current fiscal year based on your actual start date with the Company. Bonus payments are typically made late in the Company's fiscal year. Your maximum annual bonus opportunity will be 50% of your base salary. It will be based on financial and non-financial targets mutually agreed to at the outset of each fiscal year and approved by the Board.

Within 30 days of the date of this letter, we will finalize targets for the 2004 fiscal year. It is likely that these targets will include measures related to stabilizing/enhancing the Company's reputation with the investment community, getting an appropriate financing plan in place, and developing a comprehensive plan for construction of the Las Cristinas project.

You will be granted 400,000 options having a term of 5 years vesting over three years at 1/3 per year. The strike price has been fixed at Cdn $3.03 being the close of market on October 1, 2003, however the option agreement will not be formally released until you execute this employment letter. Subsequent option grants are at the discretion of the Board upon the recommendation of the Compensation Committee. Options are generally received at the end of the fiscal year. You will be considered an insider of the company and you will be required to complete requisite insider filings with appropriate regulatory agencies. I understand that you have completed an initial filing in respect of the issuance of the above options to you and additional filings are required within ten days of the grant or exercise of any further options and the sale or purchase of shares of the Company.

III          BENEFITS
             --------

You will receive a monthly automobile allowance in the amount of Cdn $1,000.00.

The Company maintains a medical and dental benefit program in Canada and the program will be extended to you upon the same terms as are presently available to Company management personnel. I confirm that details of the medical and dental program have been provided to you and would ask that you confirm enrolment through Borden Rosiak, our CFO.


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Your vacation entitlement during each fiscal year will be 5 weeks and will be pro-rated for the current fiscal year to reflect the term of employment.

IV           TERMINATION BENEFITS   (For reasons other than cause, including
             --------------------
             constructive dismissal)

In the event of termination by the Company for reasons other than cause, you will receive a lump sum payment equal to 36 times your monthly salary as at the time of termination. You will not receive consideration for annual bonuses. The lump sum payment will be made within 30 business days of your departure. You will receive a lump sum to cover 36 months of automobile allowance. In addition, you will receive medical and dental expenses for you and your dependents, as provided under the Company medical and dental plan for up to 36 months or until your find new employment, whichever comes first. Finally, the Company will provide you an amount of up to $25,000 to cover the cost of executive placement services, interim office facilities, financial advisory services, etc., upon your presenting receipts evidencing such expenditures. It is understood that you will use your reasonable best efforts to immediately obtain alternate employment.

All options not vested at the time of such termination (for reasons other than cause) will immediately vest in full and such options would remain exercisable and continue to be held on the same terms and conditions as provided for in the relevant option agreements as if you had remained employed by the Company for the 36 month period.

V            CHANGE IN CONTROL PROTECTION
             ----------------------------

Notwithstanding section IV above, it is recognized that the possibility of a sale or change in control of the Company exists, and there is a desire to take those steps necessary to reinforce and encourage your continued attention and undistracted dedication to managing the Corporation effectively and acting in the best interests of Crystallex shareholders.

In the event of takeover of the Company resulting in effective change in control, or the sale of the Company or substantially all of its assets, which results in the termination of your employment, termination benefits will include:

         o A lump sum payment equal to 36 times your monthly salary as at the time of change in control, This payments will be made within 30 business days of your departure.

         o In addition, you will receive a lump sum to cover 36 months of automobile allowance, and, subject to the approval of the Board of


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             Directors, continuation of the Company medical and dental plan, or an equivalent plan, for you and your dependents for up to 36 months or until you find new employment, whichever comes first. Finally, the Company will provide you an amount of up to $25,000 to cover the cost of executive placement services, interim office facilities, financial advisory services, etc. upon your presenting receipts evidencing such expenditures. It is understood that you will use your reasonable best efforts to obtain alternate employment.

         o All options not vested at the time of change in control or sale as outlined above, will immediately vest in full and such options will remain exercisable and continue to be held on the same terms and conditions as provided for in the relevant plans as if you had remained in the Company's employment for the 36 month period.

VI           GENERAL
             -------

             During your employment with Crystallex International Corporation, or at any time thereafter, you shall not divulge, communicate or use any confidential information which you may have access to or otherwise receive or obtain in relation to the affairs of the Company or any of its subsidiaries, related companies of affiliated entities. Confidentiality is of utmost importance to our Company in an obviously highly regulated environment. Breach of confidentiality will be considered cause for immediate dismissal. Your covenant of confidentiality will survive termination.

             It is understood that your employment will involve significant travel in Venezuela and other countries and you will be required to make all necessary passport and visa arrangements as well as necessary immunizations.

             By signing and returning a copy of this letter, you agree to all of the conditions noted above and you agree to become familiar with, and abide by, all Company policies regarding business conduct, disclosure, securities trading, operating procedures and health and safety throughout your employment with us.


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Todd, I sincerely look forward to your leading the Crystallex management team and I am sure that the Company will benefit enormously from your wealth of relevant experience.

Yours very truly,

/s/Robert A. Fung
-----------------
Robert A. Fung, on behalf of
Crystallex International Corporation


Accepted and agreed this 27th day of February, 2004.

/s/Todd Bruce
-------------
Todd Bruce


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